UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A
CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-33271

Cellcom Israel Ltd.
(Exact name of registrant as specified in its charter)
10 Hagavish Street Netanya, 4250708 Israel +972-52-9989595
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Ordinary Shares, par value NIS 0.01 per share
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ) ☐ (for successor registrants) Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.          Cellcom Israel Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 5, 2007.

B.          The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”) on February 5, 2007.

Item 3. Foreign Listing and Primary Trading Market

A.          The foreign exchange on which the Company has maintained a listing of its ordinary shares is the Tel Aviv Stock Exchange (the “TASE”) and such exchange constitutes the primary trading market for the Company’s ordinary shares.

B.          The Company’s ordinary shares have been listed on the TASE since July 1, 2007. The Company has maintained the listing of its ordinary shares on the TASE for at least the 12 months preceding the filing of this Form 15F.

C.          The percentage of trading in ordinary shares that occurred in the TASE for the 12-month period from  February 9, 2021 to February 8, 2022 (both dates inclusive) was 96.4%.

Item 4. Comparative Trading Volume Data

A.          The 12-month period used for calculations under Rule 12h-6(a)(4)(i) was from February 9, 2021 through February 8, 2022 (both dates inclusive).

B.          The average daily trading volume (“ADTV”) of the Company’s ordinary shares in the United States (both on-exchange and off-exchange) was 13,014 shares for the same 12-month period. The ADTV of the Company’s ordinary shares worldwide was 360,573 shares for the same 12-month period.

C.          The ADTV of the Company’s ordinary shares in the United States was 3.6% of the ADTV of the Company’s ordinary shares on a worldwide basis for the same 12-month period.

D.          The Company delisted its ordinary shares from the NYSE effective as of the end of the trading day on February 8, 2021. As of February 9, 2021 (the effective date of the delisting), the ADTV of the Company’s ordinary shares in the United States (including off-exchange and on exchange transactions) as a percentage of the ADTV for the Company’s ordinary shares on a worldwide basis for the preceding 12-month period was 9.2%.

E.          Not applicable.

F.          The Company used the TASE official site and OTC Market site as the source for determining whether it meets the ADTV requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

On February 9, 2022, the Company published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was posted to the Company's website and circulated by the major financial news wire services in the United States. A copy of the press release is attached hereto as Exhibit 1.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will continue to publish English language financial reports, financial statements, press releases and stockholder information, which will be available on its website (http://investors.cellcom.co.il) in accordance with Rule 12g3-2(b) under the Exchange Act.

PART III

Item 10. Exhibits

Item:

1. Press release dated February 9, 2022.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)          The ADTV of its subject class of securities in the United States exceeded 5 percent of the ADTV of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)          Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)          It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Cellcom Israel Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Cellcom Israel Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: February 9, 2022

Cellcom Israel Ltd.
By:	/s/ Liat Menhemi
Name:	Liat Menahemi
Title:	VP Legal and Corporate Secretary